[TORBAY LETTERHEAD]



U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Attn:    Ms. Courtney Schuster
         Mr. Steve C. Duvall

         RE: TORBAY HOLDINGS, INC.
             APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 FILE NO.: 333-89470
                       ---------

Dear Sirs:

     Please be advised that Torbay Holdings, Inc. (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 initially filed with the Commission on May 31, 2002 (File No. 333-89470) (the "Registration Statement"). This application for withdrawal is made on the grounds that the Registrant has amended or intends to amend its private placement documents. The Registrant intends to file a new registration statement with the Commission covering common shares issuable upon conversion of privately placed convertible securities. The Registrant further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.


     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned at 516/244-8334.

                                                     Very truly yours,
                                                     TORBAY HOLDINGS, INC.


                                                     By: /s/ Thomas Large
                                                     --------------------------
                                                     Name:   Thomas Large
                                                     Title:  President